Free Writing Prospectus Dated June 12, 2012	Filed pursuant to Rule 433 Registration Statement No. 333-181076

Box Ships Inc.

BOX SHIPS INC. ENTERS INTO AGREEMENT TO ACQUIRE TWO VESSELS FROM OOCL

AND RELATED FINANCING TRANSACTION

BOX SHIPS INC. COMMENCES PUBLIC OFFERING OF PREFERRED SHARES AND WARRANTS

ATHENS, Greece, June 12, 2012—Box Ships Inc. (NYSE: TEU) (the “Company”), a global shipping company specializing in the seaborne transportation of containers, announced that it has entered into agreements with subsidiaries of Orient Overseas Container Line Ltd. (OOCL) to acquire two 5,344 TEU post-Panamax container vessels, the 1995-build OOCL Hong Kong and the 1996-build OOCL China. The purchase price per vessel is US$31.155 million, inclusive of fees and the expected dates of delivery for both vessels to the Company are to take place no later than July 14, 2012. Both vessels will be chartered to OOCL for a period of thirty-six (36) months plus or minus thirty days (30) at a net daily rate of US$26,465. The employment of the two vessels is anticipated to generate approximately US$57.0 million of net revenues for the agreed period of the charters.

To finance this acquisition, the Company issued $40.0 million of 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares, or the Series B preferred shares, to our Chairman, President and Chief Executive Officer, Michael Bodouroglou. The Series B preferred shares have a dividend rate of 9.75% per annum per $30.00 of Liquidation Preference per share. Each of the 1,333,333 Series B preferred shares shall receive a five year warrant, for no additional consideration, to purchase one share of our common stock at $7.74, the closing price of our shares of common stock on June 11, 2012. Our Series B preferred shares are redeemable at our option at the Liquidation Preference price until September 1, 2012, and thereafter for a premium. In the event the Company has not redeemed the Series B preferred shares by June 30, 2015*, any holder of then outstanding Series B preferred shares shall receive, on a pro-rata basis, common stock representing, in the aggregate at the time, 5% of the Company’s common shares.

The Company will fund the balance of the purchase price by drawing down a $25.0 million senior secured credit facility pursuant to a firm commitment letter it has received from a major European bank. The credit facility has a tenor of three years with a balloon of $10.0 million, and will accrue interest at a rate of LIBOR plus 3.75%.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

“We are pleased to announce the acquisition of the OOCL vessels that is consistent with our stated strategy to grow the size of our fleet and our cash flow and provides evidence of the emergence of Box Ships as a reputable and reliable containership operator. The vessels are in a size segment that we believe will continue to be critical in the global container seaborne transportation logistical chain and facilitate the commencement of our working relationship with OOCL, a major global container liner company. The three year charters extend the average term of our charter portfolio (from 23 months to 26 months), further stagger the maturities of our contracts and further diversify our sources of revenue. In addition, the cash flow generated from the OOCL charters after servicing both the $25 million credit facility and paying dividends to the Series B preferred shares will provide additional funds available to support our stated dividends to our common shareholders.

My investment in the Series B preferred shares was necessitated by the very challenging capital markets conditions and the need to consummate the acquisition within a certain period of time. It is also a testament of my belief in this acquisition, the prospects of Box Ships and the containership sector in general. The Series B preferred shares including the warrants are redeemable at the option of the Company at the Liquidation Preference until September 1, 2012 and the Company intends to offer up to $21.0 million of these same Series B preferred shares to investors, the proceeds of which will be used to retire an amount of the Series B preferred shares I invested in.”

Public Offering of Preferred Shares and Warrants:

The Company also announced today that it is commencing a public offering of 700,000 Series B preferred shares, together with warrants to purchase 700,000 of its common shares at anytime between July 1, 2012 and June 30, 2017 at a purchase price of $7.74 per share. The Series B preferred shares and warrants are being offered pursuant to the Company’s effective shelf registration statement as units, each consisting of one Series B preferred share and one warrant to purchase a common share, and will have identical terms to those of the Series B preferred shares and warrants issued to our Chairman, President and Chief Executive Officer. The net proceeds of the offering are expected to be used to redeem a portion of the Series B preferred shares and related warrants sold to our Chairman, President and Chief Executive Officer.

Dahlman Rose & Company is acting as placement agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Dahlman Rose & Company at 1301 Avenue of the Americas, 44th Floor, New York, New York, 10019, or by email at prospectus@drco.com.

Presentation, Conference Call and Webcast:

The Company’s management will host a conference call on Wednesday, June 13, 2012 at 10:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-877-317-6789 (USA) or +1-412-317-6789 (international).

There will also be a simultaneous live webcast over the Internet, through the Company’s website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of seven containerships with a total carrying capacity of 33,237TEU and a TEU weighted average age of 4.5 years. After the delivery of the acquired vessels, the Company will have a fleet of nine vessels with a total carrying capacity of 43,925 TEU and a TEU-weighted average age of 7.4 years. The Company’s shares trade on the New York Stock Exchange under the symbol “TEU.”

Cautionary Statement Regarding Forward-Looking Statement:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

* This June 30, 2015 date corrects the reference to July 1, 2015 included in the prior press release of Box Ships Inc. dated June 12, 2012.

THE ISSUER HAS FILED A REGISTRATION STATEMENT INCLUDING A PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY PLACEMENT AGENT OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM DAHLMAN ROSE & COMPANY AT DAHLMAN ROSE & COMPANY AT 1301 AVENUE OF THE AMERICAS, 44TH FLOOR, NEW YORK, NEW YORK, 10019, BY TELEPHONE AT (212) 702-4521 OR BY EMAIL AT PROSPECTUS@DRCO.COM.